SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 3)*

POWER EFFICIENCY CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

739268 20 9

(CUSIP Number)

STEVEN STRASSER, 3960 HOWARD HUGHES PKWY, SUITE 460,

LAS VEGAS, NV 89109. TEL: (702-697-0377)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 Pages)

SCHEDULE 13D

CUSIP No. 739268 20 9	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SUMMIT ENERGY VENTURES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

6,803,901 SHARES OF COMMON STOCK 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE 1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE
8 SHARED VOTING POWER

0 SHARES OF COMMON STOCK
9 SOLE DISPOSITIVE POWER

6,803,901 SHARES OF COMMON STOCK 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE 1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE
10 SHARED DISPOSITIVE POWER

0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,803,901 SHARES OF COMMON STOCK, 500,000 COMMON STOCK PURCHASE

            WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE AND 1,500,000

            SHARES OF COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE

            PRICE OF $0.44 PER SHARE

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%
14	TYPE OF REPORTING PERSON*

IV

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 739268 20 9	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

NORTHWEST POWER MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

WASHINGTON

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

6,803,901 SHARES OF COMMON STOCK 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE 1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE
8 SHARED VOTING POWER

0 SHARES OF COMMON STOCK
9 SOLE DISPOSITIVE POWER

6,803,901 SHARES OF COMMON STOCK 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE 1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE
10 SHARED DISPOSITIVE POWER

0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,803,901 SHARES OF COMMON STOCK, 500,000 COMMON STOCK PURCHASE

            WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE AND 1,500,000

            COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44

            PER SHARE

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%
14	TYPE OF REPORTING PERSON*

IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 739268 20 9	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

STEVEN STRASSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

                6,803,901 SHARES OF COMMON STOCK

                500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE

                PRICE OF $0.45 PER SHARE

                1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE

                PRICE OF $0.44 PER SHARE

                1,041,667 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE

                PRICE OF $0.24 PER SHARE

                377,605 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE

                PRICE OF $0.32 PER SHARE

                2,039,771 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.20

                PER SHARE

                2,572,729 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.22

                PER SHARE

                600,000 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.65

                PER SHARE

8 SHARED VOTING POWER

0 SHARES OF COMMON STOCK
9 SOLE DISPOSITIVE POWER

                6,803,901 SHARES OF COMMON STOCK

                500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE

                PRICE OF $0.45 PER SHARE

                1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE

                PRICE OF $0.44 PER SHARE

                1,041,667 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE

                PRICE OF $0.24 PER SHARE

                377,605 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE

                PRICE OF $0.32 PER SHARE

                2,039,771 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.20

                PER SHARE

                2,572,729 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.22

                PER SHARE

                600,000 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.65

                PER SHARE

10 SHARED DISPOSITIVE POWER

0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,803,901 SHARES OF COMMON STOCK, 500,000 COMMON STOCK PURCHASE

            WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE, 1,500,000 SHARES

            OF COMMON STOCK PURCHASE WARRANTS WITH AND EXERCISE PRICE OF

            $0.44 PER SHARE, 1,041,667 COMMON STOCK PURCHASE WARRANTS WITH AN

            EXERCISE PRICE OF $0.24 PER SHARE, 377,605 COMMON STOCK PURCHASE

            WARRANTS WITH AN EXERCISE PRICE OF $0.32 PER SHARE, 2,039,771 COMMON

            STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.20 PER SHARE, 2,572,729

            COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.22 PER SHARE AND

            600,000 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.65 PER

            SHARE

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7%
14	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

This Statement relates to the Common Stock, par value $0.001 per share (“Common Stock”) and the Preferred Stock, par value $0.001 per share (“Preferred Stock”) of Power Efficiency Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3960 Howard Hughes Pkwy, Ste 460, Las Vegas, Nevada 89109.

This Amendment No. 3 to Schedule 13D filed for each of Summit Energy Ventures, LLC, Northwest Power Management, Inc. and Steven Strasser is made to reflect the increase in beneficial ownership as a result of investing additional capital in the Issuer by Steven Strasser.

Item 2. Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Summit Energy Ventures, LLC, a Delaware limited liability company (“Summit”);

(2)	Northwest Power Management, Inc., a Washington Corporation and the manager of Summit (“Northwest Power”);

(3)	Steven Strasser (“Mr. Strasser”);

(b)	The address of the above persons is:

3960 Howard Hughes Pkwy, Ste 460

Las Vegas, NV 89109

(c)	Mr. Strasser is the president and sole owner of Northwest Power and may be deemed to control Northwest Power. Northwest Power is a manager that provides management services to Summit and to EMTUCK, LLC (“EMTUCK”). Summit is an investment company which invests in securities and other obligations of entities. Mr. Strasser owns 99.5% of Summit and has voting and dispositive control over Summit and Summit’s shares of the Issuer. EMTUCK is and investment company which invests in securities and other obligations of entities. Mr. Strasser owns 50% of EMTUCK.

(d)	Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)	Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Strasser is a Canadian citizen and is a permanent resident of the United States.

Item 3. Source and Amount of Funds or Other Consideration

$750,000 investment from Mr. Strasser towards a note issued by the Issuer to EMTUCK, which resulted in 1,419,272 common stock purchase warrants to be issued to Mr. Strasser.

Item 4. Purpose of Transaction

On April 19, 2006 and May 19, 2006, the Issuer entered into financing transactions in which the Issuer issued $1,000,000 and $500,000 in convertible, secured notes to EMTUCK, respectively. The notes are secured by a first lien and security interest in all of the Registrant’s accounts receivable and inventory now or hereafter acquired, and a second lien and security interest in all other collateral, subordinate to the existing lien and security interest in favor of Pali Capital Corporation as representative of the holders of promissory notes of the Registrant in the aggregated principal amount of $1,464,806 due October 26, 2006, and $125,000 due February 24, 2007 (the “Pali Notes”). The note is convertible, at the option of the holder, should the Issuer complete a round of equity financing before the maturity date of the note. The note will convert to equity on the same terms as the new equity investment.

In connection with his investment in EMTUCK, Mr. Strasser was issued 1,419,272 warrants from the Issuer. Mr. Strasser may choose to exercise these warrants, subject to applicable law. Mr. Strasser may make additional purchases of the Issuer’s securities from time to time, subject to applicable law. Any decision to exercise the warrants or make such additional purchases will depend, however, on various factors, including without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. At any time, Mr. Strasser may also determine to dispose of some or all of the Common Stock depending on various similar considerations, subject to applicable law. Other than as set forth above, Mr. Strasser has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5. Interest in Securities of the Issuer

6,803,901 (28.7%) shares of Common Stock.

Summit is entitled to cast 28.7% of the votes eligible to be cast by the shareholders of the Issuer. Northwest Power does not own any shares of the Issuer and is only making this filing because it is the manager of Summit. Mr. Strasser does not directly own any shares of the Issuer and is making this filing because he is the president of Northwest Power, the manager and majority owner of Summit and personally holds stock options and warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Stockholders’ Agreement previously entered into by Summit was terminated on February 26, 2004.

Item 7. Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1 —	Interim Financing Agreement with EMTUCK, LLC Dated April 18, 2006, incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on April 24, 2006.

Exhibit 2 —	Promissory Note granted to EMTUCK, LLC dated April 19, 2006, incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on April 24, 2006.

Exhibit 3 —	Promissory Note granted to EMTUCK, LLC dated May 19, 2006, incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on May 26, 2006.

Exhibit 4 —	Security Agreement with EMTUCK, LLC dated April 19, 2006, incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on April 24, 2006.

Exhibit 5 —	Form of Warrant, incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on April 24, 2006.

Exhibit 6 —	Form of Warrant, incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K file on May 26, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 5th day of June, 2006.

By:	/s/ Steven Strasser
Name:	Steven Strasser, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 5th day of June, 2006.

NORTHWEST POWER MANAGEMENT, INC.

By:	/s/ Steven Strasser
Name:	Steven Strasser
Title:	President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 5th day of June, 2006.

SUMMIT ENERGY VENTURES, LLC

By:	NORTHWEST POWER MANAGEMENT, INC., its manager

By:	/s/ Steven Strasser
Name:	Steven Strasser
Title:	President